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                                                                    Exhibit 99.1


(VIVENDI UNIVERSAL LOGO)


VIVENDI UNIVERSAL ANNOUNCES SALE OF ITS INTEREST IN KENCELL FOR $230 MILLION


PARIS, MAY 25, 2004 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today announced that its subsidiary, VTI, sold its 60% stake in Kencell, Kenya's No. 2 mobile phone operator, for a cash sum of $230 million. The full amount was collected today.

The stake was sold to Sameer Group, the shareholder that owns the other 40% of Kencell, through the exercise by Sameer Group of its pre-emptive right.